      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 2, 1999

                                                     REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                           EOTT ENERGY PARTNERS, L.P.
                           EOTT ENERGY FINANCE CORP.
             (Exact name of registrant as specified in its charter)

                     DELAWARE                                           76-0424520
                     DELAWARE                                       TO BE APPLIED FOR
           (State or other jurisdiction                              (I.R.S. Employer
        of incorporation or organization)                          Identification No.)

                            1330 POST OAK BOULEVARD
                                   SUITE 2700
                              HOUSTON, TEXAS 77056
                          TELEPHONE NO. (713) 993-5200
   (Address, including zip code and telephone number, including area code, of registrants' principal executive offices)
                             ---------------------

                                 REX R. ROGERS
                               1400 SMITH STREET
                              HOUSTON, TEXAS 77002
                                 (713) 853-6161
(Name, address, including zip code and telephone number, including area code, of agent for service)
                             ---------------------

                    PLEASE SEND COPIES OF COMMUNICATIONS TO:

                                ROBERT S. BAIRD
                             VINSON & ELKINS L.L.P.
                     2700 ONE AMERICAN CENTER, 600 CONGRESS
                              AUSTIN, TEXAS 78701
                                 (512) 495-8451

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

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              TITLE OF EACH CLASS OF                   PROPOSED MAXIMUM AGGREGATE
            SECURITIES TO BE REGISTERED                   OFFERING PRICE(1)(2)          AMOUNT OF REGISTRATION FEE
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Common Units
Debt Securities(3).................................           $500,000,000                       $139,000
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Guarantees of Debt Securities(4)...................                --                               --
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(1) We have estimated the proposed maximum aggregate offering price solely to calculate the registration fee under Rule 457(o) of the Securities Act. In no event will the aggregate initial offering price of all securities we issue exceed $600,000,000. The registered securities may be sold separately or as units of the registered securities.
(2) The proposed maximum offering price for each class of securities we are registering is not specified pursuant to General Instruction II.D. of Form S-3.
(3) If any debt securities are issued at an original issue discount, then the offering price of those debt securities shall be in an amount that will result in an aggregate initial offering price not to exceed $500,000,000, less the dollar amount of any registered securities previously issued.
(4) The debt securities may be guaranteed by any or all of the subsidiaries of EOTT Energy Partners, L.P. listed on the Table of Additional Registrant Guarantors on the following page. Pursuant to Rule 457(n), no separate fee is payable with respect to the guarantees of the debt securities being registered.

    WE HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL WE FILE A FURTHER AMENDMENT SPECIFICALLY STATING THAT THIS REGISTRATION STATEMENT IS EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT. OTHERWISE, THIS REGISTRATION STATEMENT BECOMES EFFECTIVE ON THE DATE THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), DETERMINES.
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                   TABLE OF ADDITIONAL REGISTRANT GUARANTORS

                                                                                 ADDRESS, INCLUDING ZIP CODE, AND
                                                                                   TELEPHONE NUMBER, INCLUDING
                                                                                     AREA CODE, OF REGISTRANT
EXACT NAME OF              STATE OR OTHER JURISDICTION       IRS EMPLOYER                  GUARANTOR'S
REGISTRANT GUARANTOR             OF ORGANIZATION         IDENTIFICATION NUMBER     PRINCIPAL EXECUTIVE OFFICES
--------------------       ---------------------------   ---------------------   --------------------------------
EOTT ENERGY OPERATING               Delaware                  76-0424498         1330 Post Oak Boulevard
  LIMITED PARTNERSHIP                                                            Suite 2700
                                                                                 Houston, Texas 77056
                                                                                 (713)993-5200
EOTT ENERGY PIPELINE                Delaware                  76-0424521         1330 Post Oak Boulevard Suite
  LIMITED PARTNERSHIP                                                            2700
                                                                                 Houston, Texas 77056
                                                                                 (713)993-5200
EOTT ENERGY CANADA                  Delaware                  76-0427424         1330 Post Oak Boulevard
  LIMITED PARTNERSHIP                                                            Suite 2700
                                                                                 Houston, Texas 77056
                                                                                 (713)993-5200

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JULY 2, 1999

PROSPECTUS

                                  $500,000,000

                             ---------------------

                                  COMMON UNITS
[LOGO]
                                DEBT SECURITIES

                           EOTT ENERGY PARTNERS, L.P.
                           EOTT ENERGY FINANCE CORP.

                             ---------------------

     We are EOTT Energy Partners, L.P., a publicly traded limited partnership engaged in the purchasing, gathering, transporting, storage and resale of crude oil, refined petroleum products and natural gas liquids and in related activities. We are the issuer of the common units and debt securities offered by means of this prospectus. EOTT Energy Finance Corp. may act as co-issuer of debt securities.

     We currently have 14,976,011 common units outstanding. Our common units are traded on the New York Stock Exchange under the symbol "EOT."

                             ---------------------

     WE WILL PROVIDE SPECIFIC TERMS OF OFFERINGS OF OUR SECURITIES IN PROSPECTUS SUPPLEMENTS. YOU SHOULD READ THIS PROSPECTUS AND ANY SUPPLEMENT TO THIS PROSPECTUS CAREFULLY BEFORE YOU INVEST. YOU SHOULD ALSO READ THE DOCUMENTS WE HAVE REFERRED YOU TO IN THE "WHERE YOU CAN FIND MORE INFORMATION" SECTION OF THIS PROSPECTUS FOR INFORMATION ON US AND FOR OUR FINANCIAL STATEMENTS. TOGETHER THESE DOCUMENTS WILL PROVIDE YOU WITH THE SPECIFIC TERMS OF THE OFFERINGS. THIS PROSPECTUS MAY NOT BE USED TO SELL OUR SECURITIES UNLESS IT IS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

     LIMITED PARTNER INTERESTS ARE INHERENTLY DIFFERENT FROM CAPITAL STOCK OF A CORPORATION. PURCHASERS OF OUR SECURITIES SHOULD CONSIDER EACH OF THE FACTORS DESCRIBED UNDER "RISK FACTORS," ON PAGE 2, IN EVALUATING AN INVESTMENT IN US.

     NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF OUR SECURITIES. THIS MEANS THAT NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY, ADEQUACY OR COMPLETENESS OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               THE DATE OF THIS PROSPECTUS IS             , 1999.

                               TABLE OF CONTENTS

                                                              PAGE NO.
                                                              --------
ABOUT THIS PROSPECTUS.......................................     ii
WHERE YOU CAN FIND MORE INFORMATION.........................     ii
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS...    iii
WHO WE ARE..................................................      1
RISK FACTORS................................................      2
CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES........      7
USE OF PROCEEDS.............................................      8
DESCRIPTION OF THE DEBT SECURITIES..........................      8
RATIO OF EARNINGS TO FIXED CHARGES..........................     13
DESCRIPTION OF OUR COMMON UNITS.............................     13
CASH DISTRIBUTION POLICY....................................     15
DESCRIPTION OF OUR PARTNERSHIP AGREEMENT....................     16
TAX CONSIDERATIONS..........................................     19
PLAN OF DISTRIBUTION........................................     33
LEGAL MATTERS...............................................     34
EXPERTS.....................................................     34

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may offer from time to time up to $500,000,000 of our securities. Each time we offer our securities, we will provide you with a prospectus supplement that will describe, among other things, the specific amounts and prices of the securities being offered and the terms of the offering including, in the case of debt securities, the specific terms of the securities. The prospectus supplement may also add, update or change information contained in this prospectus. Therefore, before you invest in our securities, you should read this prospectus, any prospectus supplements and all additional information referenced in the next section.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, the SEC maintains a web site that contains reports, information statements and other information regarding issuers that file electronically. Our SEC filings are also available on this web site at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York, 10005.

     The SEC allows us to incorporate by reference information we file with it into this prospectus. This procedure means that we can disclose important information to you by referring you to documents on file or to be filed with the SEC. The information we incorporate by reference is part of this prospectus and later information that we file with the SEC will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering under this shelf registration, you should always check for SEC reports we may have filed after the date of this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all offerings under this shelf registration are completed:

     - Annual Report on Form 10-K for the year ended December 31, 1998;

     - Quarterly Report on Form 10-Q for the quarter ended March 31, 1999; and

     - the description of our common units contained in our Form 8-A/A dated March 14, 1994.

     You may request a copy of these filings at no cost by making written or telephone requests for copies to:
        EOTT Energy Corp.
        1400 Smith Street
        Houston, Texas 77002
        Attention: Shareholder Relations
        Telephone: (713) 853-6161

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

           CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

     This prospectus contains statements that constitute "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. In general, any statement other than a statement of historical fact is a forward looking statement. We caution that our actual results may differ materially from those anticipated or projected forward looking statements. Any differences could result from a variety of factors, including the following:

     - our ability to maintain existing volumes of crude oil purchased at the lease and to obtain additional volumes of crude oil;

     - our success in hedging our positions;

     - industry conditions;

     - prices and demand for crude oil;

     - economic, political and administrative developments that impact federal, state and local departments and agencies that regulate the oil industry;

     - the effect of competition;

     - conditions of the capital markets;

     - our ability to successfully acquire and efficiently integrate new assets; and

     - our ability to successfully implement our Year 2000 readiness program.

     The information we set forth under the heading "Risk Factors" details these and other facts that could affect our operating results. You should carefully consider all this information before you invest.

                                   WHO WE ARE

     We are EOTT Energy Partners, L.P., and we purchase, gather, transport, store and resell crude oil, refined petroleum products and natural gas liquids. As an intermediary, we seek to earn profits primarily by buying crude oil at competitive prices, efficiently transporting and handling the purchased crude oil and marketing the crude oil to refinery customers or other trade partners who can most benefit from the particular crude oil type. Through our crude oil gathering and marketing operations, we purchase crude oil produced from approximately 40,000 leases owned by many of the largest integrated and independent crude oil producers in the United States and Canada. We purchase approximately 87% of our lease crude oil from independent oil producers and approximately 13% from major integrated oil companies. We market the crude oil to major oil companies and independent refiners throughout the United States and Canada. In addition to our gathering and marketing operations, we have pipeline operations in which we transport crude oil on our intrastate and interstate pipelines based on regulated published tariffs.

     On December 1, 1998, we purchased crude oil gathering and transportation assets in key oil producing regions in a transaction that almost tripled our pipeline mileage and almost doubled our crude oil lease barrels under contract. The acquisition included approximately 3,900 miles of crude oil pipelines, crude oil transport trucks, meter stations, vehicles, storage tanks and contracts for approximately 180,000 lease barrels of crude oil per day from production in 11 central and western states including Texas, Oklahoma, Kansas and California. On May 3, 1999, we purchased crude oil transportation and storage assets that included approximately 2,000 miles of common carrier crude oil pipelines in Southeast New Mexico and West Texas, bringing our crude oil pipeline mileage to a total of approximately 8,200 miles.

     We are a Delaware limited partnership. EOTT Energy Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Enron Corp. ("Enron"), serves as our sole general partner. Our operations are conducted through, and the operating assets are owned by, EOTT Energy Operating Limited Partnership, EOTT Energy Canada Limited Partnership and EOTT Energy Pipeline Limited Partnership, each of which is a Delaware limited partnership. Our general partner is also the general partner of our operating partnerships. EOTT Energy Finance Corp., a Delaware corporation, is a wholly-owned subsidiary of EOTT Energy Partners, L.P. and has been organized for the sole purpose of co-issuing debt securities.

                                  RISK FACTORS

     In addition to the other information in, or incorporated by reference in this prospectus and any accompanying prospectus supplement, you should carefully consider and evaluate all of the information relating to the risk factors set forth below.

RISKS RELATED TO OUR BUSINESS

     ECONOMIC AND INDUSTRY FACTORS BEYOND OUR CONTROL, INCLUDING PRODUCTION LEVELS OF CRUDE OIL, CAN ADVERSELY AFFECT OUR GROSS MARGIN.

     Our ability to pay cash distributions and service our debt obligations depends primarily on our gross margin, which is the difference between the sales price of crude oil and the cost of crude oil purchased, including costs paid to third parties for transportation and handling charges. Historically, our business has been very competitive with thin and volatile profit margins. Our gross margin is affected by many factors beyond our control, including:

     - the performance of the U.S. and world economies;

     - volumes of crude oil produced in the areas we serve;

     - demand for oil by refineries and other customers;

     - prices for crude oil at various lease locations;

     - prices for crude oil futures contracts on the New York Mercantile
       Exchange;

     - the competitive position of alternative energy sources; and

     - the availability of pipeline and other transportation facilities that may make crude oil production from other producing areas competitive with crude oil production that we purchase at the lease.

The absolute price levels for crude oil do not necessarily bear a direct relationship to our gross margins per barrel, and our gross margins per barrel cannot be projected with any level of certainty. Due to the volatility of crude oil prices and the decline in crude oil production, crude oil gathering margins have suffered industry wide over the last few years. Although there has been improvement in crude oil margins since 1997, margins have not returned to historical levels.

     IF WE CANNOT MAINTAIN OUR VOLUMES OF CRUDE OIL PURCHASED AT THE LEASE, OUR ABILITY TO PAY CASH DISTRIBUTIONS AND SERVICE OUR DEBT OBLIGATIONS WILL BE ADVERSELY AFFECTED.

     Our profitability depends in part on our ability to offset volumes lost because of natural declines in crude oil production from depleting wells or volumes lost to competitors. This is particularly difficult in the current environment of reduced drilling activity and discontinued production operations. The amount of drilling and production will depend in large part on crude oil prices. To the extent that low crude oil prices result in lower volumes of lease crude oil available for purchase, we may experience lower per barrel margins, as competition for available lease crude oil on the basis of price intensifies. It is possible that domestic crude oil producers may further reduce or discontinue drilling and production operations. In addition, a sustained depression in crude oil prices could result in the bankruptcy of some producers.

     Because producers experience inconveniences in switching lease crude oil purchasers, producers typically do not change purchasers on the basis of minor variations in price. Thus, we may experience difficulty acquiring lease crude oil in areas where there are existing relationships between producers and other gatherers and purchasers of crude oil. Furthermore, we cannot assure you that we will be successful in obtaining production made available by major oil companies or that we will be successful in acquiring other gatherers or marketers.

     OUR PERFORMANCE DEPENDS ON OUR ABILITY TO MINIMIZE BAD DEBTS AND LEGAL LIABILITY WHEN EXTENDING CREDIT TO OPERATORS AND CUSTOMERS.

     When we purchase crude oil at the lease, we often make payment to an operator who is responsible for the correct payment and distribution of the proceeds to other parties. If the operator does not have sufficient resources to indemnify and defend us in case of a protest, action or complaint by those other parties, our costs could rise. In addition, because we may extend credit to some customers in large amounts, it is important that our credit review, evaluation and control mechanisms work properly. Even if our mechanisms work properly, we cannot assure you that our customers will not experience losses in dealings with other parties, in which case we could be adversely affected.

     A REDUCTION IN OUR CREDIT STANDING OR ABILITY TO ACCESS CAPITAL WOULD ADVERSELY AFFECT OUR BASIC PURCHASING AND MARKETING ACTIVITIES.

     Our financial resources are a major consideration for parties that enter into transactions with us, and because of the large dollar volume of the marketing transactions in which we engage, we have a significant need for working capital. While we believe that our revolving credit facility will be sufficient to support our working capital needs, any significant decrease in our financial strength, regardless of the reason for the decrease, may:

     - increase the number of transactions requiring letters of credit or other financial support;

     - make it more difficult for us to obtain letters of credit upon expiration of our revolving credit facility;

     - make it more difficult to renew our revolving credit facility upon its expiration; or

     - increase the cost of obtaining letters of credit.

If we do experience a decrease in financial strength, or if our general partner is unsuccessful in managing our working capital position, we may be unable to maintain or increase the level of our purchasing and marketing activities. We cannot assure you that our revolving credit facility will be adequate or that we will not be required to reduce our market activities because of limitations on our ability to obtain financing for our working capital needs.

     OUR ABILITY TO MAINTAIN OR INCREASE OUR GROSS MARGINS IS DEPENDENT ON THE SUCCESS OF OUR PRICE RISK MANAGEMENT STRATEGIES.

     Sophisticated price risk management strategies, including those involving price hedges using New York Mercantile Exchange futures contracts, are very important in maintaining or increasing our gross margins. Hedging techniques require significant resources dedicated to the management of futures positions and physical inventories. We cannot assure you that our price risk management strategies will be successful in protecting us from risks or in maintaining our gross margins at desirable levels. Furthermore, we have certain basis risks (the risk that price relationships between delivery points, grades of crude oil or delivery periods will change) that cannot be completely hedged, and from time to time we enter into transactions providing for purchases and sales in future periods in which the volumes of crude oil are balanced but where either the purchase or the sale prices are not fixed at the time the transactions are entered into. In these cases we are subject to the risk that prices may change or that price changes will not occur as anticipated.

     Our ability to increase our profitability and cash flow will depend to a large extent on our success in making wise decisions regarding sources of supply and demand for crude oil, our skill in handling the transportation and storage of crude oil and our ability to respond to changes in the markets. The marketing of crude oil is complex and requires detailed current knowledge of crude oil sources and outlets and a familiarity with a number of factors including:

     - types of crude oil;

     - individual refinery demand for specific grades of crude oil;

     - area market price structures for the different grades of crude oil;

     - location of customers;

     - availability of transportation facilities; and

     - timing and costs (including storage) involved in delivering crude oil to the appropriate customer.

     TECHNICAL AND STRUCTURAL IMPROVEMENTS IN THE MARKETS FOR CRUDE OIL MAY HAVE AN ADVERSE EFFECT ON OUR PERFORMANCE.

     We realize margins because of our ability to take advantage of our gathering, storage and transportation assets and our ability to effect transactions at many different delivery points. Developments in the markets for crude oil or petroleum products, such as the development of more accurate price reporting mechanisms or the introduction of additional futures contracts involving new delivery locations and products, may adversely affect our margins.

     ENVIRONMENTAL AND OTHER REGULATORY COSTS AND LIABILITIES COULD AFFECT OUR CASH FLOW.

     Our business is heavily regulated by federal, state and local agencies with respect to environmental, safety and other regulatory matters. This regulation increases our cost of doing business. We may be subject to substantial penalties if we fail to comply with any regulation. We cannot assure you that regulatory changes enacted by regulatory agencies that have jurisdiction over us will not increase our cost of conducting business or otherwise negatively impact our profitability, cash flow and financial condition.

     We are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. If an accidental leak or spill occurs in one of our pipelines or at a storage facility, we may have to pay a significant amount to clean up the leak or spill. The resulting costs and liabilities could negatively affect the level of cash available to pay amounts due on our debt and for distributions to unitholders. Although we believe that we are in compliance in all material respects with all applicable environmental laws and regulations, we could be adversely affected by environmental costs and liabilities that may be incurred or increased costs resulting from failure to obtain all required regulatory consents and approvals. As to all of our properties, we cannot assure you that past operating practices, including those that were state of the art at the time employed, will not result in significant future environmental liabilities. In addition, we cannot assure you that in the future regulatory agencies with jurisdiction over us will not enact additional environmental regulations that will negatively affect our profitability, cash flow and financial condition.

     Our pipelines are subject to rate regulation as well as laws relating to safety and the environment. Federal and state agencies could change the tariffs we may charge for common carrier pipeline transportation or impose additional safety or environmental requirements, any of which could affect our profitability, cash flow and financial condition.

     WE ARE SUBJECT TO RISKS IN PREPARING FOR THE YEAR 2000 PROBLEM.

     We estimate that our critical systems will be Year 2000-ready substantially before January 1, 2000. However, we cannot assure you that our plan to be ready for the Year 2000 will succeed in accomplishing its purpose or that unforeseen circumstances will not arise during the implementation of the plan that would materially adversely affect us.

     We are taking reasonable steps to identify, assess, and, where appropriate, to replace devices that contain embedded chips. Despite these reasonable efforts, we anticipate that we will not be able to find and remediate all embedded chips in our systems. Further, we anticipate that third parties on whom we depend also will not be able to find and remediate all embedded chips in their systems. Some of the embedded chips that fail to operate or that produce anomalous results may create system disruptions or failures. Some of these disruptions or failures may spread from the systems in which they are located to other systems in a cascade. These cascading failures may have adverse effects upon our ability to maintain safe operations, and may also have adverse effects upon our ability to serve our customers and otherwise to fulfill certain contractual and other legal obligations. The embedded chip problem is widely recognized as one of the more difficult aspects of the Year 2000 problem across industries and throughout the world.

     Our operations are regulated in part by governmental authorities. We expect to satisfy these regulatory authorities' requirements for achieving Year 2000 readiness. If our reasonable expectations in this regard are in error, and if a regulatory authority should order the temporary cessation of our operations in one or more of these areas, the adverse effect could be material. Other companies with whom we transact business could face similar problems that materially adversely affect us.

     We cannot assure you that suppliers upon which we depend for essential goods and services will convert and test their mission-critical systems and processes in a timely manner. Failure or delay by all or some of these entities, including the U.S. and state or local governments and foreign governments, could create substantial disruptions having a material adverse affect on our business.

     OUR RAPID GROWTH MAY CAUSE DIFFICULTIES INTEGRATING NEW OPERATIONS.

     Part of our business strategy includes acquiring additional assets that will allow us to increase distributions to unitholders. In the last few years, we have made several acquisitions that significantly increased our asset base. Unexpected costs or challenges may arise whenever assets with different operations are combined. Successful acquisitions require management and other personnel to devote significant amounts of time to integrating the acquired assets with existing operations. These efforts may temporarily distract their attention from day-to-day business, the development or acquisition of new properties and other business opportunities.

RISKS RELATED TO OUR PARTNERSHIP STRUCTURE

     CASH DISTRIBUTIONS TO OUR UNITHOLDERS ARE NOT GUARANTEED AND MAY FLUCTUATE; ENRON'S COMMITMENT TO SUPPORT CASH DISTRIBUTIONS ON COMMON UNITS WILL EXPIRE AFTER 2001.

     Our cash distributions are not guaranteed and may fluctuate with our performance. Enron has a commitment to contribute to us up to $29 million ($26.5 million of which is available) if necessary to support our ability to pay the minimum quarterly distribution of $0.475 per unit ($1.90 annualized). In addition to the current commitment, Enron has previously contributed $21.9 million to help us pay the minimum quarterly distribution. However, Enron's commitment to support the minimum quarterly distribution extends only to quarters through December 31, 2001.

     OUR UNITHOLDERS WILL HAVE LIMITED VOTING RIGHTS AND WILL NOT CONTROL OUR GENERAL PARTNER.

     We are a limited partnership, operated under the direction of our general partner. This structure affects our common unitholders in various ways including:

     - the voting rights of common unitholders are more limited than those of holders of capital stock in a corporation;

     - our common unitholders have no right to participate in our management and have no right to elect our general partner or members of its board of directors;

     - our partnership agreement contains provisions making it difficult to replace our general partner; and

     - our general partner and its affiliates may have conflicts of interest with our common unitholders and with us.

     WE DO NOT HAVE THE SAME FLEXIBILITY AS CORPORATIONS TO ACCUMULATE CASH AND EQUITY TO PROTECT AGAINST ILLIQUIDITY IN THE FUTURE.

     Unlike a corporation, our partnership agreement requires us to make quarterly distributions to our partners of all available cash, consisting of all cash receipts less disbursements and any amounts reserved for commitments and contingencies, including capital and operating costs and debt covenants. The value of our common units is likely to decrease if the amount we distribute per unit decreases. Accordingly, if we experience a liquidity problem in the future and are required to reduce distributions on our common units, we may not be able to issue equity on favorable terms.

     OUR PARTNERSHIP AGREEMENT MODIFIES THE FIDUCIARY DUTIES OF OUR GENERAL PARTNER UNDER DELAWARE LAW.

     Our partnership agreement modifies fiduciary duties of our general partner to the limited partners under Delaware law. These modifications of state law standards of fiduciary duty may limit the ability of unitholders to challenge successfully the actions of the general partner as being a breach of what would otherwise have been a fiduciary duty.

     UNITHOLDERS MAY HAVE NEGATIVE TAX CONSEQUENCES IF WE DEFAULT ON OUR DEBT OR SELL ASSETS.

     If we default on any of our debt, the lenders will have the right to sue us for non-payment. Such an action could cause an investment loss and cause negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, unitholders could have increased taxable income without a corresponding cash distribution.

RISKS RELATED TO OUR CAPITAL STRUCTURE

     FURTHER ISSUANCES OF UNITS BY US COULD RESULT IN DILUTION FOR UNITHOLDERS OR HINDER ANY OF OUR FUTURE FINANCINGS.

     The market price of our common units could drop as a result of sales of a large number of common units in the market or the perception that sales of common units could occur. These factors could also make it more difficult for us to raise funds through future offerings of common units. In this respect you should consider several factors.

     First, on February 12, 1999, our unitholders approved a proposal that authorized us to issue an additional 10 million common units for any business purpose. These units may be issued on terms and conditions established by our general partner in its sole discretion without further approval of any limited partners. Our partnership agreement also authorizes us to issue other limited partner interests and other equity under the conditions specified in our partnership agreement.

     Second, our general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities from us whenever, and on the same terms that, we issue securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates in us that existed immediately prior to each issuance.

     Third, if some or all of our outstanding subordinated units are converted into common units, the amount of available cash necessary to pay the minimum quarterly distribution with respect to all of our common units would be increased proportionately, thereby resulting in a dilution of the interest of existing common unitholders in our cash distributions.

     Fourth, if we issue more units, Enron's commitment to support our minimum quarterly distributions will not increase, thereby resulting in a dilution of the support obligation per unit.

     Finally, a holder of 1,700,000 outstanding common units is entitled to certain registration rights that allow it to cause us to register its units for future sale. This unitholder has agreed for our benefit that it will not exercise its registration rights until the earlier of March 1, 2000 and 180 days following an underwritten offering of common units pursuant to this prospectus.

     OUR INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

     Of our total debt, we have approximately $217 million payable to Enron by December 31, 1999. We must repay or refinance this debt to avoid a material adverse affect on our financial condition.

              CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

     We have extensive ongoing relationships with Enron and its affiliates. Enron's wholly owned subsidiary, EOTT Energy Corp., serves as our general partner. Our general partner's employees participate in some employee benefit plans administered by Enron. Our general partner owns, in addition to its approximately 2% general partner interest, subordinated units representing approximately a 29% interest in us, and Enron owns common units representing approximately a 14% interest in us. The members of the board of directors of our general partner are elected by a wholly-owned subsidiary of Enron. Our interests could conflict with the interests of Enron and its affiliates, including our general partner, and in such case our general partner will generally have a fiduciary duty to resolve the conflicts in a manner that is in our best interest.

     Unless otherwise provided for in a partnership agreement, the laws of Delaware and Texas generally require a general partner of a partnership to adhere to fiduciary duty standards, under which it owes its partners the highest duties of good faith, fairness and loyalty. Because of the competing interests identified above, our partnership agreement contains provisions that modify some of these fiduciary duties. For example, our partnership agreement states that our general partner, its affiliates and its officers and directors will not be liable for monetary damages to us, our limited partners or their assignees for errors of judgment or for any acts or omissions if our general partner and they acted in good faith. Our partnership agreement allows our general partner and its board of directors to take into account the interests of parties in addition to ours in resolving conflicts of interest. Our partnership agreement provides that our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of a conflict is fair and reasonable to us. The latitude given in our partnership agreement in connection with resolving conflicts of interest may significantly limit the ability of a unitholder to challenge what might otherwise be a breach of fiduciary duty. Our partnership agreement provides that a purchaser of common units is deemed to have consented to conflicts of interest and actions of our general partner and its affiliates that might otherwise be prohibited and to have agreed that the conflicts of interest and actions do not constitute a breach by our general partner of any duty stated or implied by law or equity. Our audit committee (which is composed of persons who are not officers or employees of our general partner or any of its affiliates) will, at the request of our general partner, review conflicts of interest that may arise between our general partner and its affiliates, on the one hand, and our unitholders or us, on the other. Any resolution of a conflict approved by our audit committee is conclusively deemed fair and reasonable to us. We are required to indemnify our general partner, its affiliates and their respective officers, directors, employees, agents and trustees to the fullest extent permitted by law against liabilities, costs and expenses incurred by any of them who acted in good faith and in a manner reasonably believed to be in or (in the case of a person other than our general partner) not opposed to, our best interests and, with respect to any criminal proceedings, had no reasonable cause to believe the conduct was unlawful.

     Our extensive ongoing relationships with Enron include:

     - an Ancillary Agreement pursuant to which Enron has committed to contribute to us up to $29 million ($26.5 million of which remains available) if necessary to support our ability to pay the minimum quarterly distribution on our common units with respect to quarters ending on or prior to December 31, 2001;

     - a Corporate Services Agreement pursuant to which Enron has agreed to provide corporate staff and support services to us;

     - agreements with Enron affiliates regarding the gathering and purchase by us of volumes of crude oil and condensate; and

     - a $1 billion credit facility provided by Enron to us and approximately $220 million in other indebtedness to Enron for borrowed money.

     Under our partnership agreement, with some limited exceptions, affiliates of our general partner are not restricted from engaging in any business activities, including those in competition with us. As a result, other conflicts of interest may arise between affiliates of our general partner and us. Our partnership agreement provides that, subject to limited exceptions, it shall not constitute a breach of our general partner's fiduciary duties to our unitholders or to us for any affiliate of our general partner to engage in direct competition with us including, without limitation, the gathering, transportation and marketing of crude oil and refined petroleum products.

                                USE OF PROCEEDS

     Unless otherwise indicated to the contrary in an accompanying prospectus supplement, we will use the net proceeds from the sale of securities covered by this shelf registration for general corporate purposes, which may include repayment of indebtedness, the acquisition of businesses and other capital expenditures and additions to working capital.

                       DESCRIPTION OF THE DEBT SECURITIES

DESCRIPTION OF DEBT SECURITIES

     The following are the general terms and conditions that could apply to debt securities we may issue under this shelf registration statement. If and when we offer debt securities, a prospectus supplement will state the particular terms and conditions that actually apply to the debt securities included under the prospectus supplement. The debt securities will be our unsecured general obligations and either senior debt securities or subordinated debt securities.

     EOTT Energy Finance Corp. may be co-issuer of any series of debt securities. The co-issuer was incorporated under the laws of the State of Delaware on July 1, 1999 and is wholly-owned by us. The co-issuer has no material assets or any liabilities other than as co-issuer of debt securities. The co-issuer's activities will be limited to co-issuing debt securities and engaging in other activities incidental thereto.

     If we offer senior debt securities, we will issue them under a senior indenture. If we offer subordinated debt securities, we will issue them under a subordinated indenture. In this prospectus, we refer to the senior indenture and the subordinated indenture as an "indenture" and collectively as the "indentures." We will enter into the indentures with a trustee that is qualified to act under the Trust Indenture Act of 1939 (together with any other trustee(s) chosen by us and appointed in a supplemental indenture with respect to a particular series of debt securities, the "Trustee"). We will identify the Trustee for each series of debt securities in the applicable prospectus supplement. These filings will be available for inspection at the corporate trust office of the Trustee, or as described above under "Where You Can Find More Information." The indentures will be subject to, and governed by, the Trust Indenture Act.

SPECIFIC TERMS OF EACH SERIES OF DEBT SECURITIES IN THE PROSPECTUS SUPPLEMENT

     A prospectus supplement relating to any series of debt securities we offer will describe the specific terms of those debt securities. These terms will include some or all of the following:

     - the designation, aggregate principal amount and authorized denominations;

     - whether the debt securities are senior debt securities or subordinated debt securities;

     - the maturity date;

     - the interest rate, if any, and the method for calculating the interest rate;

     - the interest payment dates and the record dates for the interest payments;

     - the portion of the principal amount that will be payable if the maturity of the debt securities is accelerated;

     - any guaranties of the debt securities by any of our affiliated limited partnerships or others, or other forms of credit support for the debt securities;

     - any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertibility provisions;

     - the place where principal and interest will be payable;

     - if other than denominations of $1,000 or multiples of $1,000, the denominations the debt securities will be issued in;

     - whether the debt securities will be issued in the form of global securities or certificates;

     - the currency or currencies, if other than the currency of the United States, in which principal and interest will be payable;

     - whether the debt securities will be issuable in registered form or bearer form or both and, if bearer securities are issuable, any restrictions applicable to the exchange of one form for another and the offer, sale and delivery of bearer securities;

     - the dates on which premium, if any, will be payable;

     - our right, if any, to defer payment of interest and the maximum length of the deferral period;

     - any listing on a securities exchange;

     - the initial public offering price; and

     - other specific terms, including events of default and covenants provided for with respect to the debt securities.

     Any particular series of debt securities may contain covenants limiting:

     - the incurrence of additional debt (including guarantees) by us and our affiliated limited partnerships;

     - the making of certain payments by us and our affiliated limited partnerships;

     - our business activities and those of our affiliated limited partnerships;

     - the issuance of other securities by our affiliated limited partnerships;

     - asset dispositions;

     - transactions with our affiliated limited partnerships and other affiliates;

     - a change of control;

     - the incurrence of liens; and

     - certain mergers and consolidations involving us and our affiliated limited partnerships.

PROVISIONS ONLY IN THE SENIOR INDENTURE

     The senior debt securities will rank equally in right of payment with all of our other senior and unsubordinated debt and senior in right of payment to any of our subordinated debt (including the subordinated debt securities). The senior debt securities will be effectively subordinated to all of our secured debt. We will disclose the amount of our secured debt in the prospectus supplement

PROVISIONS ONLY IN THE SUBORDINATED INDENTURE

     SUBORDINATION TO SENIOR DEBT

     The subordinated debt securities will rank junior in right of payment to all of our senior debt. "Senior debt" will be defined to include all notes or other evidences of debt, including our guarantees for money we borrowed, not expressed to be subordinate or junior in right of payment to any other of our debt.

     PAYMENT BLOCKAGES

     The subordinated indenture may provide that no cash payment of principal, interest and any premium on the subordinated debt securities may be made:

     - if we fail to pay when due any amounts on any senior debt;

     - if our property or we are involved in any voluntary or involuntary liquidation or bankruptcy; and

     - in other instances specified in the indenture.

MODIFICATION OF INDENTURES

     Under each indenture, generally we and the Trustee will be able to modify our rights and obligations and the rights of the holders with the consent of the holders of a specified percentage of the outstanding holders of each series of debt affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, will be effective against any holder without its consent. In addition, we and the Trustee will be able to amend the indentures without the consent of any holder of the debt securities to make technical changes.

NO PERSONAL LIABILITY OF OUR GENERAL PARTNER

     Our general partner and its directors, officers, employees and shareholders will not have any liability for our obligations under the indenture or the debt securities. By accepting a debt security, you waive and release these parties from this liability. Your waiver and release are part of the consideration for the issuance of the debt securities.

PAYMENT AND TRANSFER

     Principal, interest and any premium on fully registered securities will be paid at the office of the paying agent that we may designate. We will make payment by check mailed to persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt security payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.

     Fully registered securities may be transferred or exchanged at the corporate trust office of the trustee or at any other office or agency maintained by us for these purposes, without payment of any service charge, except for any tax or governmental charge.

DISCHARGING OUR OBLIGATIONS

     Except as may otherwise be set forth in any prospectus supplement, we may choose to either discharge our obligations on the debt securities of any series in a legal defeasance or release ourselves from our covenant restrictions on the debt securities of any series in a covenant defeasance. We may do so at any time prior to the stated maturity or redemption of the debt securities of the series if, among other conditions,

     - we deposit with the trustee sufficient cash or U.S. government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or redemption date of the debt securities of the series; and

     - we provide an opinion of our counsel that holders of the debt securities will not be affected for U.S. federal income tax purposes by the defeasance.

     If we choose the legal defeasance option, holders of the debt securities of that series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities, replacement of lost, stolen or mutilated debt securities, any required conversion or exchange of debt securities, any required sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates.

REGISTRATION OF DEBT SECURITIES; GLOBAL SECURITIES

     We may issue debt securities of a series in whole or part in registered, bearer, coupon or global form. A global security is a security, typically held by a depository, that represents the beneficial interest of a number of purchasers of the security.

BOOK ENTRY, DELIVERY AND FORM

     Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York ("DTC") will act as depositary. Book-entry debt securities of a series will be issued in the form of a global debt security that will be deposited with DTC. This means that we will not issue certificates to each holder. One global debt security will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the debt securities. The participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for a certificate debt security, a global debt security may not be transferred; except that DTC, its nominees and their successors may transfer a global debt security as a whole to one another.

     Beneficial interests in global debt securities will be shown on, and transfers of global debt securities will be made only through, records maintained by DTC and its participants.

     DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participant's accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and some other organizations.

     DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

     DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

     We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global debt securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global debt securities to owners of beneficial interests in the global debt securities.

     It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global debt securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global debt securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

     Debt securities represented by a global debt security will be exchangeable for certificated debt securities with the same terms in authorized denominations only if:

     - DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

     - We determine not to require all of the debt securities of a series to be represented by a global debt security and notify the Trustee of our decision.

THE TRUSTEE

     The indentures will govern the duties, responsibilities and rights of the trustee, including the following:

     RESIGNATION OR REMOVAL OF TRUSTEE

     Under provisions of the indentures and the Trust Indenture Act governing trustee conflicts of interest, any uncured event of default under any series of senior debt securities will force the trustee to resign as trustee under either the subordinated indenture or the senior indenture. Also, any uncured event of default under any series of subordinated debt securities will force the trustee to resign under either the senior indenture or the subordinated indenture. Any resignation of the trustee will require the appointment of a successor trustee under the applicable indenture in accordance with the terms and conditions of that indenture.

     The trustee may resign or be removed by us for one or more series of debt securities and a successor trustee be appointed to act for that series. The holders of a in aggregate principal amount of a series of debt securities may remove the trustee for that series.

     LIMITATIONS ON TRUSTEE IF IT IS OUR CREDITOR

     If the trustee becomes our creditor, the indentures will limit the trustee's right to obtain payment of claims in some circumstances, or to realize on certain property received in respect of those claims as security or otherwise.

     ANNUAL TRUSTEE REPORT TO HOLDERS OF DEBT SECURITIES

     Each indenture will require the trustee to submit an annual report to the holders of the debt securities regarding, among other things, the trustee's eligibility to serve, the priority of the trustee's claims regarding advances made by it and any action taken by the trustee materially affecting those debt securities.

     CERTIFICATE AND OPINIONS TO BE FURNISHED TO TRUSTEE

     Each indenture will provide that every application by us for action by the trustee requires an officers' certificate and an opinion of counsel stating that, in the opinion of the signers, we have complied with all conditions precedent to the action.

GOVERNING LAW

     The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                      THREE MONTHS
                                          ENDED
                                        MARCH 31,               YEAR ENDED DECEMBER 31,
                                      -------------     ----------------------------------------
                                      1999     1998     1998     1997     1996     1995     1994
                                      ----     ----     ----     ----     ----     ----     ----
Ratio of Earnings to Fixed
  Charges...........................  1.34     n/a(1)   n/a(1)   n/a(1)   5.06     1.88     3.52
                                               ===               ===

---------------

(1) Earnings are insufficient to cover fixed charges for the three months ended March 31, 1998 by $1,723,000 and for the years ended December 31, 1998 and 1997 by $4,067,000 and $14,397,000, respectively.

These computations include us, EOTT Energy Operating Limited Partnership, EOTT Energy Canada Limited Partnership and EOTT Energy Pipeline Limited Partnership, on a consolidated basis. For these ratios, "earnings" is the amount resulting from adding the following items:

     - income from continuing operations; and

     - fixed charges.

The term "fixed charges" means the sum of the following:

     - interest expense; and

     - an estimate of the interest within rental expenses.

                        DESCRIPTION OF OUR COMMON UNITS

     Generally, our common units represent limited partner interests that entitle the holders to participate in our cash distributions and to exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units, holders of subordinated units and our general partner in and to cash distributions, together with a description of the circumstances under which subordinated units convert into common units, see "Cash Distribution Policy." Our limited partners are the holders of the 14,976,011 common units and the holders of the 9,000,000 subordinated units.

     Our outstanding common units are listed on the NYSE under the symbol "EOT." Any additional common units we issue will also be listed on the NYSE.

     The transfer agent and registrar for our common units is the First Chicago Trust Company of New York.

MEETINGS/VOTING

     Each holder of common units is entitled to one vote for each common unit on all matters submitted to a vote of the unitholders.

STATUS AS LIMITED PARTNER OR ASSIGNEE

     Except as described below under "-- Limited Liability," the common units will be fully paid, and unitholders will not be required to make additional capital contributions to us.

     Each purchaser of common units offered by this prospectus must execute a Transfer Application (the form of which is attached as Appendix I to this prospectus) whereby the purchaser requests admission as a substituted limited partner and makes representations and agrees to provisions stated in the Transfer Application. If this action is not taken, a purchaser will not be registered as a record holder of common units on the books of our transfer agent or issued a common unit certificate. Purchasers may hold common units in nominee accounts.

     An assignee, pending its admission as a substituted limited partner, is entitled to an interest in us equivalent to that of a limited partner with respect to the right to share in allocations and distributions, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substituted limited partner at the written direction of the assignee. Transferees who do not execute and deliver transfer applications will be treated neither as assignees nor as record holders of common units and will not receive cash distributions, federal income tax allocations or reports furnished to record holders of common units. The only right the transferees will have is the right to admission as a substituted limited partner in respect of the transferred common units upon execution of a transfer application in respect of the common units. A nominee or broker who has executed a transfer application with respect to common units held in street name or nominee accounts will receive distributions and reports pertaining to its common units.

LIMITED LIABILITY

     Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act") and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to some possible exceptions, generally to the amount of capital he is obligated to contribute to us in respect of his units plus his share of any undistributed profits and assets.

     Under the Delaware Act, a limited partnership may not make a distribution to a partner to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, exceed the fair value of the assets of the limited partnership. For the purposes of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of the property subject to liability of which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act is liable to the limited partnership for the amount of the distribution, for three years from the date of the distribution.

REPORTS AND RECORDS

     As soon as practicable, but in no event later than 120 days after the close of each fiscal year, our general partner will furnish each unitholder of record (as of a record date selected by our general partner) an annual report containing our audited financial statements for the past fiscal year. These financial statements will be prepared in accordance with generally accepted accounting principles. In addition, no later than 90 days after the close of each quarter, (except the fourth quarter) our general partner will furnish each unitholder of record (as of a record date selected by our general partner) a report containing our unaudited financial statements and any other information required by law.

     Our general partner will use all reasonable efforts to furnish each unitholder of record information reasonably required for tax reporting purposes within 90 days after the close of each fiscal year. Our general partner's ability to furnish this summary tax information will depend on the cooperation of unitholders in supplying information to our general partner. Each unitholder will receive information to assist him in determining his U.S. federal and state and Canadian federal and provincial tax liability and filing his U.S. federal and state and Canadian federal and provincial income tax returns.

     A limited partner can, for a purpose reasonably related to the limited partner's interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

     - a current list of the name and last known address of each partner;

     - a copy of our tax returns;

     - information as to the amount of cash and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

     - copies of our partnership agreement, our certificate of limited partnership, amendments to either of them and powers of attorney which have been executed under our partnership agreement;

     - information regarding the status of our business and financial condition; and

     - any other information regarding our affairs as is just and reasonable.

     Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interest or which we are required by law or by agreements with third parties to keep confidential.

                            CASH DISTRIBUTION POLICY

     One of our principal objectives is to generate cash from our operations and to distribute cash to our partners each quarter. We are required to distribute to our partners 100% of our available cash each quarter. Our available cash is defined in our partnership agreement and is generally the sum of the cash we receive in a quarter less cash disbursements, adjusted for net changes in reserves.

     During a subordination period the holders of our common units are entitled to receive each quarter a minimum quarterly distribution of $0.475 per unit ($1.90 annualized) prior to any distribution of available cash to holders of our subordinated units. The subordination period is defined generally as the period that will end if we have distributed at least the minimum quarterly distribution on all outstanding units each quarter for four consecutive quarters and our adjusted available cash constituting cash from operations, as defined in our partnership agreement, for each of the last two quarters was at least 110% of the amount that would have been sufficient to enable us to distribute the minimum quarterly distribution on all outstanding units on a fully diluted basis.

     During the subordination period, our cash is distributed first 98% to the holders of common units and 2% to our general partner until there has been distributed to the holders of common units an amount equal to the minimum quarterly distribution. Any additional cash is distributed 98% to the holders of subordinated units and 2% to our general partner until there has been distributed to the holders of subordinated units an amount equal to the minimum quarterly distribution. If the subordination period ends, the rights of the holders of subordinated units will no longer be subordinated to the rights of the holders of common units.

     Our general partner is entitled to incentive distributions if the amount we distribute with respect to any quarter exceeds levels specified in our partnership agreement. Under the quarterly, incentive distribution provisions, generally our general partner is entitled to 15% of amounts we distribute in excess of $0.525 per common unit, 25% of amounts we distribute in excess of $0.625 per common unit and 50% of amounts we distribute in excess of $0.725 per common unit.

     The minimum quarterly distribution and the amounts that trigger incentive distributions at various levels are subject to adjustment, as described in our partnership agreement. Our partnership agreement characterizes cash distributions as either distributions of cash from operations or distributions of cash from interim capital transactions. Generally, cash from operations refers to cash generated by the operation of our business after deducting related cash expenditures, reserves, debt service and other items specified in our partnership agreement, and cash from interim capital transactions refers to cash generated from borrowings, sales of debt and equity securities and sales or other dispositions of assets for cash, with some exceptions. To avoid the difficulty of trying to determine whether available cash distributed is cash from operations or cash from interim capital transactions, our partnership agreement provides that all cash distributed will be considered cash from operations unless the amount distributed exceeds the cash generated from our operations since June 30, 1995. Any excess will be considered cash from interim capital transactions. We do not anticipate that we will distribute significant amounts of cash from interim capital transactions, but if we do distribute cash from interim capital transactions the distribution will be treated as a return of capital, and the minimum quarterly distribution amount and the amounts that trigger incentive distributions will be adjusted downward. In that case the adjusted minimum quarterly distribution will be $0.475 multiplied by a fraction, the numerator of which is the total per unit cash from interim capital transactions distributed and the denominator of which is $20. The amounts that trigger incentive distributions at various levels will also be adjusted to the levels described above multiplied by the same fraction.

     Enron has committed to contribute to us up to $29 million ($26.5 million of which remains available) if necessary to support our ability to pay the minimum quarterly distribution on our common units with respect to quarters ending on or prior to December 31, 2001. In exchange for contributions under Enron's support obligation, we will issue additional partnership interests that are not entitled to cash distributions or voting rights. These additional partnership interests must be redeemed by us, at Enron's option, with any available cash in excess of the amount needed to pay the minimum quarterly distribution on all units plus any arrearages in the minimum quarterly distribution on common units during the subordination period. After Enron's obligation to provide distribution support expires, actual quarterly distributions of available cash will depend solely on our performance.

                    DESCRIPTION OF OUR PARTNERSHIP AGREEMENT

     The following is a summary of the material provisions of our partnership agreement. Our partnership agreement and all amendments thereto have been filed as exhibits to our Form 10-K, which is incorporated by reference in this prospectus. The following provisions of our partnership agreement are summarized elsewhere in this prospectus:

     - distributions of our available cash are described under "Cash Distribution Policy;"

     - allocations of taxable income and other tax matters are described under "Tax Considerations;" and

     - rights of holders of common units, are described under "Description of Our Common Units."

PURPOSE

     Our purpose under our partnership agreement is limited to serving as the limited partner of our operating partnerships and engaging in any business activities that may be engaged in by our operating partnership or that is approved by our general partner. The partnership agreements of our operating partnerships provide that they may engage in any activity that was engaged in by our predecessors at the time of our initial public offering or reasonably related thereto and any other activity approved by our general partner.

POWER OF ATTORNEY

     Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants the authority for the amendment of, and to make consents and waivers under, our partnership agreement.

CAPITAL CONTRIBUTIONS

     Unitholders are not obligated to make additional capital contributions, except as described below under "Description of Our Common Units -- Limited Liability."

REIMBURSEMENT OF OUR GENERAL PARTNER

     Our general partner does not receive any compensation for its services as our general partner. It is, however, entitled to be reimbursed for all of its costs incurred in managing and operating our business. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion.

ISSUANCE OF ADDITIONAL SECURITIES

     Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities that are equal in rank with or junior to our common units on terms and conditions established by our general partner in its sole discretion without the approval of any limited partners. During the subordination period, however, except as set forth in the following paragraph, we may not issue an aggregate of more than approximately 10 million additional common units or an equivalent number of units that are equal in rank with our common units, in each case, without the approval of the holders of at least two-thirds of our outstanding common units.

     During the subordination period, we may issue an unlimited number of common units to finance an acquisition or a capital improvement that would have resulted, on a pro forma basis, in an increase in per unit adjusted available cash constituting cash from operations, as provided in our partnership agreement.

     In no event may we issue partnership interests that are senior to our common units without the approval of the holders of at least two-thirds of our outstanding common units.

     It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our cash distributions. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

     In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, in the sole discretion of our general partner, may have special voting rights to which common units are not entitled.

     Our general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain their percentage interests in us that existed immediately prior to the issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests in us.

AMENDMENTS TO OUR PARTNERSHIP AGREEMENT

     Amendments to our partnership agreement may be proposed only by our general partner. In general, proposed amendments must be approved by holders of at least two-thirds of our outstanding units. However, in some limited circumstances, more particularly described in our partnership agreement, our general partner may make amendments to our partnership agreement without the approval of our limited partners or assignees.

     Any amendment that materially and adversely affects the rights or preferences of any type or class of limited partner interests in relation to other types of classes of limited partner interest or our general partner interest will require the approval of at least a majority of the type or class of limited partner interest so affected (excluding any limited partner interests held by our general partner or its affiliates).

WITHDRAWAL OR REMOVAL OF OUR GENERAL PARTNER

     Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to April 1, 2004 without obtaining the approval of the holders of at least two-thirds of our outstanding units, excluding those held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after April 1, 2004, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. In addition, our general partner may withdraw without unitholder approval upon 90 days' notice to our limited partners if at least 50% of our outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some limited instances to sell or otherwise transfer all of its general partner interest without the approval of our unitholders. There are no restrictions on Enron's ability to sell the capital stock of our general partner.

     Upon the withdrawal of our general partner under any circumstances, the holders of a majority of our outstanding units (other than those owned by the withdrawing general partner), may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of our outstanding units agree in writing to continue our business and to appoint a successor general partner.

     Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than two-thirds of our outstanding units, excluding units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of this kind is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding units, excluding those held by our withdrawing general partner and its affiliates.

     Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist, the subordination period will end, any outstanding additional partnership interests will be redeemable at Enron's option and Enron's obligation to support distributions on common units will terminate.

LIQUIDATION AND DISTRIBUTION OF PROCEEDS

     Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all the powers of our general partner that the liquidator deems necessary or desirable in its good faith judgment, liquidate our assets. The proceeds of the liquidation will be applied as follows: (i) first, towards the payment of all of our creditors and the creation of a reserve for contingent liabilities and (ii) then, to all partners in accordance with the positive balance in the respective capital accounts. Under some circumstances and subject to some limitations, the liquidator may defer liquidation or distribution of our assets for a reasonable period of time. If the liquidator determines that a sale would be impractical or would cause loss to the partners, our general partner may distribute assets to partners in kind.

CHANGE OF MANAGEMENT PROVISIONS

     Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change management.

LIMITED CALL RIGHT

     If at any time our general partner and its affiliates own 80% or more of the issued and outstanding limited partner interests of any class, our general partner will have the right to purchase all, but not less than all, of the outstanding limited partner interests of that class that are held by non-affiliated persons. The record date for determining ownership of the limited partner interests would be selected by our general partner on at least 10 but not more than 60 days' notice. The purchase price in the event of a purchase under these provisions would be the greater of (i) the current market price (as defined in our partnership agreement) of the limited partner interests of the class as of the date five days prior to the mailing of written notice of its election to purchase the units and (ii) the highest cash price paid by our general partner or any of its affiliates for any limited partner interest of the class purchased within the 90 days preceding the date our general partner mails notice of its election to purchase the units.

INDEMNIFICATION

     Under our partnership agreement, in most circumstances, we will indemnify our general partner, its affiliates and their officers and directors to the fullest extent permitted by law, from and against all losses, claims or damages any of them may suffer by reason of their status as general partner, officer or director, as long as the person seeking indemnity acted in good faith and in a manner believed to be in or not opposed to our best interest. Any indemnification under these provisions will only be out of our assets. Our general partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate indemnification. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

REGISTRATION RIGHTS

     Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

                               TAX CONSIDERATIONS

     This section is a summary of some of the federal income tax considerations that may be relevant to you and, to the extent set forth below under "-- Legal Opinions and Advice," represents the opinion of our counsel Vinson & Elkins L.L.P. ("Counsel"), insofar as it relates to matters of law and legal conclusions. This section is based upon current provisions of the Internal Revenue Code of 1986 (the "Code"), existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes may cause the tax consequences to vary substantially from the consequences described below.

     We have made no attempt in the following discussion to comment on all federal income tax matters affecting our unitholders or us. Moreover, the discussion focuses on our unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts or non-resident aliens. Accordingly, you should consult, and should depend on, your own tax advisor in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of common units.

LEGAL OPINIONS AND ADVICE

     Counsel has expressed its opinion that, based on the representations and subject to the qualifications set forth in the detailed discussion that follows, for federal income tax purposes: we and our operating limited partnerships will each be treated as a partnership; and owners of common units (with some exceptions, as described in "-- Limited Partner Status" below) will be treated as our partners (but not partners of the operating limited partnerships). In addition, all statements as to matters of law and legal conclusions contained in this section, unless otherwise noted, reflect the opinion of Counsel. Counsel has also advised us that, based on current law, the following general description of the principal federal income tax consequences that should arise from the purchase, ownership and disposition of common units, insofar as it relates to matters of law and legal conclusions, addresses all material tax consequences to our unitholders who are individual citizens or residents of the United States.

     We have not requested any ruling from the Internal Revenue Service (the "IRS") with respect to the foregoing issues or any other matter affecting our unitholders or us. An opinion of counsel represents only counsel's best legal judgment and does not bind the IRS or the courts. Thus, we cannot assure you that the opinions and statements set forth in this prospectus would be sustained by a court if contested by the IRS. The costs of any contest with the IRS will be borne directly or indirectly by our unitholders and our general partner. Furthermore, we cannot assure you that our treatment or an investment in us will not be significantly modified by future legislative or administrative changes or court decisions. Any modification may or may not be retroactively applied.

PARTNERSHIP STATUS

     A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account his allocable share of items of our income, gain, loss, deduction and credit in computing his federal income tax liability, regardless of whether cash distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of any cash distributed is in excess of the partner's adjusted basis in his partnership interest.

     Pursuant to Treasury Regulations 301.7701-1, 301.7702-1 and 301.7701-3, effective January 1, 1997 (the "Check-the-Box Regulations"), an entity in existence on January 1, 1997, will generally retain its current classification for federal income tax purposes. As of January 1, 1997, each of our operating limited partnerships and we were classified and taxed as a partnership. Pursuant to the Check-the-Box Regulations, this prior classification will be respected for all periods prior to January 1, 1997, if:

     - the entity had a reasonable basis for the claimed classification;

     - the entity recognized the federal tax consequences of any change in classification within five years prior to January 1, 1997; and

     - the entity was not notified prior to May 8, 1996 that the entity classification was under examination.

Based on these regulations and the applicable federal income tax law, Counsel has opined that each we and each of our operating limited partnerships have been and will be classified as a partnership for federal income tax purposes. In rendering its opinion, Counsel has relied on factual representations and covenants made by our general partner and us, including:

     - neither we nor any of our operating limited partnerships will elect to be treated as an association taxable as a corporation;

     - except as otherwise required by Section 704 of the Code and regulations promulgated thereunder, our general partner has had and will have, in the aggregate, an interest in each material item of our income, gain, loss, deduction or credit equal to at least 1% at all times during our existence;

     - a representation and covenant of our general partner that our general partner has and will maintain, in the aggregate, a minimum capital account balance in us equal to 1% of our total positive capital account balances;

     - for each taxable year, less than 10% of our gross income has been and will be derived from sources other than (i) the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof and naturally occurring carbon dioxide or (ii) other items of "qualifying income" within the meaning of Section 7704(d) of the Code; and

     - we and each of our operating limited partnerships are organized and will be operated in accordance with the Delaware Revised Uniform Limited Partnership Act and its or our respective partnership agreement.

Counsel's opinion as to our partnership classification in the event of a change in our general partner is based upon the assumption that the new general partner will satisfy the foregoing representations and covenants.

     Section 7704 of the Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception (the "Natural Resource Exception") exists with respect to publicly-traded partnerships 90% or more of the gross income of which for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation and trading of oil and petroleum products. Other types of qualifying income include interest, dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We have represented that in excess of 90% of our gross income has been and will be derived from oil and petroleum products transportation and trading and natural gas processing. Based upon that representation, Counsel is of the opinion that our gross income derived from these sources constitutes qualifying income.

     If we fail to meet the Natural Resource Exception (other than a failure determined by the IRS to be inadvertent that is cured within a reasonable time after discovery), we will be treated as if we had transferred all of our assets (subject to liabilities) to a newly-formed corporation (on the first day of the year in which we fail to meet the Natural Resource Exception) in return for stock in the corporation, and then distributed the stock to the partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to our unitholders and us, so long as we, at such time, do not have liabilities in excess of the basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

     If we were treated as an association or otherwise taxable as a corporation in any taxable year, as a result of a failure to meet the Natural Resource Exception or otherwise, our items of income, gain, loss, deduction and credit would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed at the entity level at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income (to the extent of our current or accumulated earnings and profits), in the absence of earnings and profits as a nontaxable return of capital (to the extent of the unitholder's basis in his common units) or taxable capital gain (after the unitholder's basis in the common units is reduced to zero). Accordingly, our treatment as an association taxable as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return.

     The discussion below is based on the assumption that we will be classified as a partnership for federal income tax purposes.

LIMITED PARTNER STATUS

     Our unitholders who have become limited partners will be treated as partners for federal income tax purposes. Moreover, the IRS has ruled that assignees of partnership interests who have not been admitted to a partnership as partners, but who have the capacity to exercise substantial dominion and control over the assigned partnership interests, will be treated as partners for federal income tax purposes. On the basis of this ruling, except as otherwise described herein, Counsel is of the opinion that (a) assignees who have executed and delivered Transfer Applications and are awaiting admission as limited partners and (b) our unitholders whose common units are held in street name or by another nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners for federal income tax purposes. As this ruling does not extend, on its facts, to assignees of common units who are entitled to execute and deliver Transfer Applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver Transfer Applications, Counsel's opinion does not extend to these persons. Income, gain, deductions, losses or credits would not appear to be reportable by these unitholders, and any cash distributions received by these unitholders would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners for federal income tax purposes. A purchaser or other transferee of common units who does not execute and deliver a Transfer Application may not receive federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a Transfer Application with respect to the common units.

     A beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner for federal income tax purposes with respect to the common units sold short. See "-- Tax Treatment of Our Operations -- Treatment of Short Sales."

TAX CONSEQUENCES OF COMMON UNIT OWNERSHIP

     FLOW-THROUGH OF TAXABLE INCOME

     We will pay no federal income tax. Instead, each unitholder will be required to report on his income tax return his allocable share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by the unitholder. Consequently, we may allocate income to a unitholder although he has not received a cash distribution in respect of the income that is allocated.

     TREATMENT OF PARTNERSHIP DISTRIBUTIONS

     Our distributions to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his basis in his common units immediately before the distribution. Cash distributions in excess of a common unitholder's basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "-- Tax Consequences of Common Unit Ownership -- Disposition of Common Units." Any reduction in a common unitholder's share of our liabilities for which no partner, including our general partner, bears the economic risk of loss ("nonrecourse liabilities") will be treated as a distribution of cash to the unitholder.

     BASIS OF COMMON UNITS

     A unitholder's initial tax basis for his common units will be the amount paid for the common unit plus his share of our nonrecourse liabilities. The initial tax basis for a common unit will be increased by the unitholder's share of our income and by any increase in the unitholder's share of our nonrecourse liabilities. The basis for a common unit will be decreased (but not below zero) by our distributions, including any decrease in the unitholder's share of our nonrecourse liabilities, by the unitholder's share of our losses and by the unitholder's share of our expenditures that are not deductible in computing his taxable income and are not required to be capitalized. A unitholder's share of our nonrecourse liabilities will be generally based on the unitholder's share of our profits.

     LIMITATIONS ON DEDUCTIBILITY OF OUR LOSSES

     To the extent we incur losses, a unitholder's share of deductions for the losses will be limited to the tax basis of the unitholder's common units or, in the case of an individual unitholder or a corporate unitholder if more than 50% of the value of his stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount that the unitholder is considered to be "at risk" with respect to our activities, if that is less than the unitholder's basis. A unitholder must recapture losses deducted in previous years to the extent that our distributions cause the unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder's basis or at risk amount (whichever is the limiting factor) is increased.

     In general, a unitholder will be at risk to the extent of the purchase price of his common units, but this will be less than the unitholder's basis for his common units by the amount of the unitholder's share of any of our nonrecourse liabilities. A unitholder's at risk amount will increase or decrease as the basis of the unitholder's common units increases or decreases except that changes in our nonrecourse liabilities will not increase or decrease the at risk amount.

     The passive loss limitations generally provide that individuals, estates, trusts and some closely held corporations and personal service corporations can only deduct losses from passive activities (generally, activities in which the taxpayer does not materially participate) that are not in excess of the taxpayer's income from passive activities or investments. The passive loss limitations are to be applied separately with respect to each publicly-traded partnership. Consequently, the losses generated by us, if any, will only be available to offset future income that we generate and will not be available to offset income from other passive activities or investments (including other publicly-traded partnerships) or salary or active business income. Passive losses that are not deductible because they exceed the unitholder's income that we generate may be deducted in full when the unitholder disposes of his entire investment in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

     A unitholder's share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships. The IRS has announced that Treasury Regulations will be issued that characterize net passive income from a publicly-traded partnership as investment income for purposes of the limitations on the deductibility of investment interest.

     LIMITATIONS ON INTEREST DEDUCTIONS

     The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of the taxpayer's "net investment income." As noted, the net passive income a unitholder receives from us will be treated as investment income for this purpose. In addition, the unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes:

     - interest on indebtedness properly allocable to property held for investment;

     - a partnership's interest expense attributed to portfolio income; and

     - the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

     The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit to the extent attributable to his portfolio income. Net investment income includes gross income from property held for investment, gain attributable to the disposition of property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses (other than interest) directly connected with the production of investment income.

     ALLOCATION OF OUR INCOME, GAIN, LOSS AND DEDUCTION

     Our partnership agreement provides that a capital account be maintained for each partner, that the capital accounts generally be maintained in accordance with the applicable tax accounting principles set forth in applicable Treasury Regulations and that all allocations to a partner be reflected by an appropriate increase or decrease in his capital account. Distributions upon our liquidation are generally to be made in accordance with positive capital account balances.

     In general, if we have a net profit, items of income, gain, loss and deduction will be allocated among our general partner and our unitholders in accordance with their respective percentage interests in us. A class of our unitholders that receives more cash than another class, on a per unit basis, with respect to a year, will be allocated additional income equal to that excess. If we have a net loss, items of income, gain, loss and deduction will generally be allocated for both book and tax purposes (1) first, to our general partner and our unitholders in accordance with their respective percentage interests to the extent of their positive capital accounts and (2) second, to our general partner.

     Notwithstanding the above, as required by Section 704(C) of the Code, some items of our income, deduction, gain and loss will be specially allocated to account for the difference between the tax basis and fair market value of property contributed to us ("Contributed Property"). In addition, some items of recapture income will be allocated to the extent possible to the partner allocated the deduction giving rise to the treatment of the gain as recapture income in order to minimize the recognition of ordinary income by some of our unitholders, but these allocations may not be respected. If these allocations of recapture income are not respected, the amount of the income or gain allocated to a unitholder will not change, but instead a change in the character of the income allocated to a unitholder would result. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

     Regulations provide that an allocation of items of our income, gain, loss, deduction or credit, other than an allocation required by Section 704(C) of the Code to eliminate the disparity between a partner's "book" capital account (credited with the fair market value of Contributed Property) and "tax" capital account (credited with the tax basis of Contributed Property) (the "Book-Tax Disparity"), will generally be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's distributive share of an item will be determined on the basis of the partner's interest in us, which will be determined by taking into account all the facts and circumstances, including the partner's relative contributions to us, the interests of the partners in economic profits and losses, the interests of the partners in cash flow and other non-liquidating distributions and rights of the partners to distributions of capital upon liquidation.

     Under the Code, the partners in a partnership cannot be allocated more depreciation, gain or loss than the total amount of the item recognized by that partnership in a particular taxable period. This rule, often referred to as the "ceiling limitation," is not expected to have significant application to allocations with respect to Contributed Property and thus, is not expected to prevent our unitholders from receiving allocations of depreciation, gain or loss from our properties equal to that which they would have received had our properties actually had a basis equal to fair market value at the outset. However, to the extent the ceiling limitation is or becomes applicable, our partnership agreement requires that some items of income and deduction be allocated in a way designed to effectively "cure" this problem and eliminate the impact of the ceiling limitations. These allocations will not have substantial economic effect because they will not be reflected in the capital accounts of our unitholders.

     The legislative history of Section 704(c) states that Congress anticipated that Treasury Regulations would permit partners to agree to a more rapid elimination of Book-Tax Disparities than required provided there is no tax avoidance potential. Further, under recently enacted final Treasury Regulations under Section 704(C), allocations similar to the curative allocations would be allowed. However, since the final Treasury Regulations are not applicable to us, Counsel is unable to opine on the validity of the curative allocations.

     Counsel is of the opinion that, with the exception of curative allocations and the allocation of recapture income discussed above, allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction. There are, however, uncertainties in the Treasury Regulations relating to allocations of partnership income, and investors should be aware that some of the allocations in our partnership agreement may be successfully challenged by the IRS.

     TAX TREATMENT OF OUR OPERATIONS

     Accounting Method and Taxable Year

     We use the calendar year as our taxable year and adopt the accrual method of accounting for federal income tax purposes.

     Initial Tax Basis, Depreciation and Amortization

     The tax basis established for our various assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of the assets. Our assets initially had an aggregate tax basis equal to the sum of each unitholder's tax basis in his common units or subordinated units and the tax basis of our general partner in its general partner interest.

     We allocated the aggregate tax basis among our assets based upon their relative fair market values. Any amount in excess of the fair market values of specific tangible and intangible assets will constitute goodwill, which is subject to amortization over 15 years.

     The IRS may (i) challenge either the fair market values or the useful lives assigned to our assets or (ii) seek to characterize intangible assets as goodwill. If the challenge or characterization were successful, the deductions allocated to a common unitholder in respect of our assets would be reduced, and a unitholder's share of taxable income received from us would be increased accordingly. Any increase could be material.

     To the extent allowable, our general partner may elect to use the depreciation and cost recovery methods that will result in the largest depreciation deductions in our early years. Property that we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Code.

     If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain (determined by reference to the amount of depreciation previously deducted and the nature of the property) may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property owned by us may be required to recapture deductions upon a sale of his interest. See "-- Tax Consequences of Common Unit
Ownership -- Allocation of Our Income, Gain, Loss and Deduction" and "-- Tax Consequences of Common Unit Ownership -- Disposition of Common
Units -- Recognition of Gain or Loss."

     Costs we incurred in organizing may be amortized over any period we select not shorter than 60 months. The costs incurred in promoting the issuance of units must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, that may be amortized, and as syndication expenses which may not be amortized.

     Section 754 Election

     We previously made the election permitted by Section 754 of the Code. This election is irrevocable without the consent of the IRS. The election generally permits a purchaser of common units to adjust his share of the basis in our properties ("inside basis") pursuant to Section 743(b) of the Code to fair market value (as reflected by his common unit price). See "Tax
Considerations -- Allocation of Our Income, Gain, Loss and Deduction." The
Section 743(b) adjustment is attributed solely to a purchaser of units and is not added to the basis of our assets associated with all of our unitholders. (For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components: (1) his share of our actual basis in our assets (the "Common Basis"); and (2) his Section 743(b) adjustment allocated to each of our assets.)

     Proposed Treasury Regulation Section 1.168-2(n) generally requires the
Section 743(b) adjustment attributable to recovery property to be depreciated as if the total amount of the adjustment were attributable to newly-acquired recovery property placed in service when the transfer occurs. Similarly, the proposed Treasury Regulation Section 1.197-2(g)(3) generally requires that the 743(b) adjustment attributable to amortizable intangible assets under Section 197 should be treated as a newly-acquired asset placed in service in the month when the transfer occurs. Under Treasury Regulation Section 1.167(c)-1(a)(6), a
Section 743(b) adjustment attributable to property subject to depreciation under
Section 167 of the Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. We intend to utilize the 150% declining balance method on our property subject to depreciation under Section
167. The depreciation method and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the method and useful lives generally used to depreciate the Common Basis in our properties. Pursuant to our partnership agreement, our general partner is authorized to adopt a convention to preserve the uniformity of common units even if that convention is not consistent with Treasury Regulation Section 1.167(c)-1(a)(6), Proposed Treasury Regulation Sections 1.168-2(n) or 1.197-2(g)(3). See "-- Tax Consequences of Common Unit Ownership -- Uniformity of Common Units."

     Although Counsel is unable to opine as to the validity of this approach, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the Common Basis of our property, despite its inconsistency with proposed Treasury Regulation Section 1.168-2(n), Treasury Regulation Section 1.167(c)-1(a)(6) or Proposed Treasury Regulation Section 1.197-2(g)(3). If we determine that this position cannot reasonably be taken, we may adopt a depreciation or amortization convention under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to the Common Basis or the Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in our property. This aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some of our unitholders. See "-- Tax Consequences of Common Unit Ownership -- Uniformity of Common Units."

     The allocation of the Section 743(b) adjustment must be made in accordance with the principles of Section 1060 of the Code. Based on these principles, the IRS may seek to reallocate some or all of any Section 743(b) adjustment not so allocated by us to goodwill. Alternatively, it is possible that the IRS may seek to treat the portion of the Section 743(b) adjustment attributable to the Underwriter's discount as if allocable to a non-deductible syndication cost.

     A Section 754 election is advantageous if the transferee's basis in his common units is higher than his common units' share of the aggregate basis of our assets immediately prior to the transfer. In that case, pursuant to the election, the transferee would take a new and higher basis in his share of our assets for purposes of calculating, among other items, his depreciation deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's basis in his common units is lower than his common units' share of the aggregate basis of our assets immediately prior to the transfer. Thus, the amount that a unitholder will be able to obtain upon the sale of his common units may be affected either favorably or adversely by the election.

     The calculations involved in the Section 754 election are complex and we will make them on the basis of some assumptions as to the value of our assets and other matters. There is no assurance that the determinations we make will not be successfully challenged by the IRS and that the deductions attributable to them will not be disallowed or reduced. Should the IRS require a different basis adjustment to be made, and should, in our general partner's opinion, the expense of compliance exceed the benefit of the election, our general partner may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a purchaser of common units subsequent to the revocation probably will incur increased tax liability.

     Alternative Minimum Tax

     Each unitholder will be required to take into account his distributive share of any items of our income, gain or loss for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of tax preference for this purpose.

     A unitholder's alternative minimum taxable income derived from us may be higher than his share of our net income because we may use more accelerated methods of depreciation for purposes of computing federal taxable income or loss. The minimum tax rate for individuals is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and to 28% on any additional alternative minimum taxable income. You should consult with your tax advisors as to the impact of an investment in common units on your liability under the alternative minimum tax.

     Valuation of Our Property

     The federal income tax consequences of the acquisition, ownership and disposition of common units will depend in part on our estimates of the relative fair market values, and determinations of the initial tax basis, of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, many of the relative fair market value estimates will be made solely by us. These estimates are subject to challenge and will not be binding on the IRS or the courts. In the event the determinations of fair market value are subsequently found to be incorrect, the character and amount of items of income, gain, loss, deductions or credits previously reported by our unitholders might change, and our unitholders might be required to amend their previously filed tax returns or to file claims for refunds.

     Treatment of Short Sales

     A unitholder who engages in a short sale (or a transaction having the same effect) with respect to common units will be required to recognize the gain (but not the loss) inherent in the common units that are sold short. See "-- Tax Consequences of Common Unit Ownership -- Disposition of Common Units." In addition, it would appear that a unitholder whose common units are loaned to a "short seller" to cover a short sale of common units would be considered as having transferred beneficial ownership of those common units and would, thus, no longer be a partner with respect to those common units during the period of the loan. As a result, during this period, any of our income, gain, deduction, loss or credit with respect to those common units would appear not to be reportable by the unitholder, any cash distributions received by the unitholder with respect to those common units would be fully taxable and all of those distributions would appear to be treated as ordinary income. The IRS may also contend that a loan of common units to a "short seller" constitutes a taxable exchange. If the IRS successfully made this contention, the lending unitholder may be required to recognize gain or loss. Unitholders desiring to assure their status as partners should modify their brokerage account agreements, if any, to prohibit their brokers from borrowing their common units.

     DISPOSITION OF COMMON UNITS

     Recognition of Gain or Loss

     Gain or loss will be recognized on a sale of common units equal to the difference between the amount realized and the unitholder's tax basis for the common units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Since the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of common units may result in a tax liability in excess of any cash received from the sale.

     Gain or loss recognized by a unitholder (other than a "dealer" in common units) on the sale or exchange of a common unit held for more than twelve months will generally be taxable as long-term capital gain or loss. A substantial portion of this gain or loss, however, will be separately computed and taxed as ordinary income or loss under section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to inventory we owned. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory and deprecation recapture may exceed net taxable gain realized upon the sale of the common unit and may be recognized even if there is a net taxable gain realized upon the sale of the common unit. Any loss recognized on the sale of common units will generally be a capital loss. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of a corporation.

     The IRS has ruled that a partner acquiring interests in a partnership in separate transactions at different prices must maintain an aggregate adjusted tax basis in a single partnership interest and that, upon sale or other disposition of some of the interests, a portion of the aggregate tax basis must be allocated to the interests sold on the basis of some equitable apportionment method. This ruling is unclear as to how the holding period is affected by this aggregation concept. If this ruling is applicable to you, the aggregation of your tax basis effectively prohibits you from choosing among common units with varying amounts of unrealized gain or loss as would be possible in a stock transaction. Thus, the ruling may result in an acceleration of gain or deferral of loss on a sale of a portion of your common units. It is not clear whether the ruling applies to publicly-traded partnerships, such as us, the interests in which are evidenced by separate interests, and accordingly Counsel is unable to opine as to the effect this ruling will have on you. If you are considering the purchase of additional common units or a sale of common units purchased at differing prices, you should consult your tax advisor as to the possible consequences of this ruling.

     Allocations Between Transferors and Transferees

     In general, our taxable income and losses will be determined annually and will be prorated on a monthly basis and subsequently apportioned among our unitholders in proportion to the number of common units they owned as of the close of business on the last day of the preceding month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business shall be allocated among our unitholders of record as of the opening of the New York Stock Exchange on the first business day of the month in which the gain or loss is recognized. As a result of this monthly allocation, a unitholder transferring common units in the open market may be allocated income, gain, loss, deduction, and credit accrued after the transfer.

     The use of the monthly conventions discussed above may not be permitted by existing Treasury Regulations and, accordingly, Counsel is unable to opine on the validity of the method of allocating income and deductions between the transferors and the transferees of common units. If a monthly convention is not allowed by the Treasury Regulations (or only applies to transfers of less than all of a unitholder's interest), our taxable income or losses might be reallocated among our unitholders. We are authorized to revise our method of allocation between transferors and transferees (as well as among partners whose interests otherwise vary during a taxable period) to conform to a method permitted by future Treasury Regulations.

     A unitholder who owns common units at any time during a quarter and who disposes of his common units prior to the record date set for a distribution with respect to the quarter will be allocated items of our income and gain attributable to the quarter during which his common units were owned but will not be entitled to receive cash distributions with respect to the quarter.

     Notification Requirements

     A unitholder who sells or exchanges common units is required to notify us in writing of the sale or exchange within 30 days of the sale or exchange and, in any event, no later than January 15 of the year following the calendar year that the sale or exchange occurred. We are required to notify the IRS of the transaction and to furnish information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale through a broker. Additionally, a transferor and a transferee of a common unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that set forth the amount of the consideration received for the common unit that is allocated to our goodwill or going concern value. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

     Constructive Termination

     Both we and our operating limited partnerships will be considered to be terminated if there is a sale or exchange of 50% or more of the total interests in partnership capital and profits within a 12-month period. A constructive termination results in the closing of a partnership's taxable year for all partners. A termination could result in the non-uniformity of common units for federal income tax purposes. Our constructive termination will cause a termination of our operating limited partnerships. A termination could also result in penalties or loss of basis adjustments under Section 754 of the Code if we were unable to determine that the termination had occurred.

     In the case of a unitholder reporting on a fiscal year other than a calendar year, the closing of our tax year may result in more than 12 months of our taxable income or loss being includable in our taxable income for the year of termination. In addition, each unitholder will realize taxable gain to the extent that any money constructively distributed to him (including any net reduction in his share of partnership nonrecourse liabilities) exceeds the adjusted basis on his common units. New tax elections we are required to make, including a new election under Section 754 of the Code, must be made subsequent to the constructive termination. A constructive termination would also result in a deferral of our deductions for depreciation. In addition, a termination might either accelerate the application of or subject us to any tax legislation enacted with effective dates after the closing of the offering made hereby.

     ENTITY LEVEL COLLECTIONS

     If we are required under applicable law to pay any federal, state or local income tax on behalf of any unitholder, our general partner or any former unitholder, we are authorized to pay those taxes from our funds. The payments, if made, will be deemed current distributions of cash to our unitholders and our general partner. Our general partner is authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust subsequent distributions so that after giving effect to the deemed distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. These payments could give rise to an overpayment of tax on behalf of an individual partner in which event the partner could file a claim for credit or refund.

     UNIFORMITY OF COMMON UNITS

     Since we cannot match transferors and transferees of common units, uniformity of the economic and tax characteristics of the common units to a purchaser of common units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from a literal application of Proposed Treasury Regulation Section 1.168-2(n) and Treasury Regulation Section 1.167(C)-1(a)(6) or Proposed Treasury Regulation
Section 1.197-2(g)(3) and from the application of the "ceiling limitation" on our ability to make allocations to eliminate Book-Tax Disparities attributable to Contributed Properties and our property that has been revalued and reflected in the partners' capital accounts ("Adjusted Properties"). Any non-uniformity could have a negative impact on the value of a unitholder's interest in us.

     We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property or Adjusted Property (to the extent of any unamortized Book-Tax Disparity) using the rate of depreciation derived from the depreciation method and useful life applied to the Common Basis of our property, despite its inconsistency with Proposed Treasury Regulation Section 1.168-2(n) and Treasury Regulation Section 1.167(c)-1(a)(6) or Proposed Treasury Regulation Section 1.197-2(g)(3). See
"-- Tax Consequences of Common Stock Ownership -- Tax Treatment of
Operations -- Section 754 Election." If we determine that this position cannot reasonably be taken, we may adopt depreciation and amortization conventions under which all purchasers acquiring common units in the same month would receive depreciation and amortization deductions, whether attributable to the Common Basis or the Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in our property. If this aggregate approach is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some of our unitholders and risk the loss of depreciation and amortization deductions not taken in the year that the deductions are otherwise allowable. We will not adopt this convention if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on our unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any common units that would not have a material adverse effect on our unitholders. The IRS may challenge any method of depreciating or amortizing the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of common units might be affected.

     Items of income and deduction will be specially allocated in a manner that is intended to preserve the uniformity of intrinsic tax characteristics among all common units, despite the application of the "ceiling limitation" to Contributed Properties and Adjusted Properties. These special allocations will be made solely for federal income tax purposes. See "-- Tax Consequences of Common Unit Ownership" and "-- Tax Consequences of Common Unit
Ownership -- Allocation of Our Income, Gain, Loss and Deduction."

     TAX-EXEMPT ORGANIZATIONS AND SOME OTHER INVESTORS

     Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to these persons and, as described below, may have substantially adverse tax consequences.

     Employee benefit plans and most other organizations exempt from federal income tax (including individual retirement accounts and other retirement plans) are subject to federal income tax on unrelated business taxable income. Virtually all of the taxable income derived by these organizations from the ownership of common units will be unrelated business taxable income, and thus will be taxable to these unitholders.

     Regulated investment companies are required to derive 90% or more of their gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or some related sources. It is not anticipated that any significant amount of our gross income will qualify as income from these sources.

     Non-resident aliens and foreign corporations, trusts or estates that acquire common units will be considered to be engaged in business in the United States on account of their ownership of common units, and as a consequence they will be required to file federal tax returns in respect of their distributive shares of our income, gain, loss deduction or credit and pay federal income tax at regular rates on our income. Generally, a partnership is required to pay a withholding tax on the portion of the Partnership's income that is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to our partners. However, under rules applicable to publicly-traded partnerships, we will withhold at the rate of 39.6% on actual cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our Transfer Agent on a Form W-8 in order to obtain credit for the taxes withheld. Subsequent adoption of Treasury Regulations or the issuance of other administrative pronouncements may require us to change these procedures.

     Because a foreign corporation that owns common units will be treated as engaged in a United States trade or business, it may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of our earnings and profits (as adjusted for changes in the foreign corporation's "U.S. net equity") that are effectively connected with the conduct of a United States trade or business. This tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the foreign corporate unitholder is a "qualified resident."

     Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a common unit will be subject to federal income tax on any gain realized on the disposition of his common unit to the extent that the gain is effectively connected with a United States trade or business of the foreign unitholder Apart from the ruling, a foreign unitholder will not be taxed upon the disposition of a common unit if that foreign unitholder has held less than 5% in value of the common units during the five-year period ending on the date of the disposition and if the common units are regularly traded on an established securities market at the time of the disposition.

     ADMINISTRATIVE MATTERS

     Our Information Returns and Audit Procedures

     We intend to furnish to each of our unitholders, within 90 days after the close of each taxable year, tax information, including a Schedule K-1, that sets forth each of our unitholders' allocable shares of our income, gain, loss, deduction and credit. In preparing this information that will generally not be reviewed by Counsel, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the respective unitholders' allocable share of income, gain, loss, deduction and credits. There is no assurance that any of these conventions will yield a result that conforms to the requirements of the Code, regulations or administrative interpretations of the IRS. We cannot assure prospective unitholders that the IRS will not successfully contend in court that these accounting and reporting conventions are impermissible.

     The federal income tax information returns we filed may be audited by the IRS. Adjustments resulting from any IRS audit may require some or all of our unitholders to file amended tax returns, and possibly may result in an audit of unitholders' own returns. Any audit of a unitholder's return could result in adjustments of non-partnership as well as partnership items.

     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss, deduction and credit are determined at the partnership level in a unified partnership proceeding rather than in separate proceedings with the partners. The Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. Our partnership agreement appoints our general partner as the Tax Matters Partner.

     The Tax Matters Partner will make elections on our behalf and our unitholders' behalf and can extend the statute of limitations for assessment of tax deficiencies against our unitholders with respect to our items. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless the unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (to which all of our unitholders are bound) of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, the review may be sought by any of our unitholders having at least 1% interest in our profits and by our unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

     A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return to avoid the requirement that all items be treated consistently on both returns. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

     Nominee Reporting

     Persons who hold an interest in us as a nominee for another person are required to furnish to us:

     - the name, address and taxpayer identification number of the beneficial owners and the nominee;

     - whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing or
       (iii) a tax-exempt entity;

     - the amount and description of common units held, acquired or transferred for the beneficial owner; and

     - other information including the dates of acquisitions and transfers, means of acquisitions and transfers and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for failure to report this information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

     Registration as a Tax Shelter

     The Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that (i) we do not constitute a tax shelter or (ii) we constitute a projected income investment exempt from registration. However, we have registered as a tax shelter with the IRS because of the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties that might be imposed if registration is required and not undertaken. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN US OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. Our tax shelter registration number is 94130000154. A unitholder who sells or otherwise transfers a common unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a common unit to furnish the registration number to the transferee is $100 for each failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss, credit or other benefit we generate is claimed or income received from us is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for the failure, will be subject to a $50 penalty for each failure. Any penalties discussed herein are not deductible for federal income tax purposes.

     ACCURACY-RELATED PENALTIES

     An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more of the listed causes, including substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is or was, "substantial authority" or (ii) as to which there is a reasonable basis and the pertinent facts of the position are disclosed on the return. More stringent rules apply to "tax shelters," a term that does not appear to include us. If any item of our income, gain, loss, deduction or credit included in the distributive shares of our unitholders might result in an "understatement" of income for which no substantial authority exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for our unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

     A substantial valuation misstatement exists if the value of any property (or the adjusted basis of any property) claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

     OTHER TAXES

     You should consider state and local tax consequences of purchasing our common units. We own property or are doing business in various states. You will likely be required to file state income tax returns and/or to pay taxes in most of these states and may be subject to penalties for failure to comply with these requirements. Some of these states require that a partnership withhold a percentage of income from amounts that are to be distributed to a partner that is not a resident of the state. The amounts withheld, which may be greater or less than a particular partner's income tax liability to the state, generally do not relieve the non-resident partner from the obligation to file a state income tax return. Amounts withheld will be treated as if distributed to our unitholders for purposes of determining the amounts distributed by us. Based on current law and its estimate of our future operations, we anticipate that any amounts required to be withheld will not be material. In addition, an obligation to file tax returns or to pay taxes may arise in other states.

     It is your responsibility to investigate the legal and tax consequences, under the laws of pertinent states or localities, of your investment in us. Further, it is your responsibility to file all state and local, as well as federal, tax returns that may be required of you. Counsel has not rendered an opinion on the state and local tax consequences of an investment in us.

TAX CONSEQUENCES OF OWNERSHIP OF DEBT SECURITIES

     A description of the material federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth in the prospectus supplement relating to the offering of debt securities.

                              PLAN OF DISTRIBUTION

     Under this prospectus, we intend to offer our securities to the public:

     - through one or more broker-dealers;

     - through underwriters; or

     - directly to investors.

     We will fix a price or prices, and we may change the price of the securities offered from time to time:

     - at market prices prevailing at the time of any sale under this registration statement;

     - prices related to market prices; or

     - negotiated prices.

     We will pay or allow distributors' or sellers' commissions that will not exceed those customary in the types of transactions involved. Broker-dealers may act as agent or may purchase securities as principal and thereafter resell the securities from time to time:

     - in or through one or more transactions (which may involve crosses and block transactions) or distributions;

     - on the New York Stock Exchange;

     - in the over-the-counter market; or

     - in private transactions.

Broker-dealers or underwriters may receive compensation in the form of underwriting discounts or commissions and may receive commissions from purchasers of the securities for whom they may act as agents. If any broker-dealer purchases the securities as principal, it may effect resales of the securities from time to time to or through other broker-dealers, and other broker-dealers may receive compensation in the form of concessions or commissions from the purchasers of securities for whom they may act as agents.

     To the extent required, the names of the specific managing underwriter or underwriters, if any, as well as other important information, will be set forth in prospectus supplements. In that event, the discounts and commissions we will allow or pay to the underwriters, if any, and the discounts and commissions the underwriters may allow or pay to dealers or agents, if any, will be set forth in, or may be calculated from, the prospectus supplements.

     Any underwriters, brokers, dealers and agents who participate in any sale of the securities may also engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

     In connection with offerings under this shelf registration and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions which stabilize or maintain the market price of the securities at levels above those which might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purposes of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty bid whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Vinson & Elkins L.L.P., will pass upon the validity of the securities offered in this prospectus. The underwriters' own legal counsel will advise them about other issues relating to any offering.

                                    EXPERTS

     The audited financial statements and schedule incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

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                                     [LOGO]

                                  $500,000,000

                                  COMMON UNITS

                                DEBT SECURITIES

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                                   PROSPECTUS
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                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     We will incur the following expenses in connection with the issuance and distribution of the securities registered. Except for the SEC registration fee, all amounts shown are estimates.

Filing Fee for Registration Statement.......................   $139,000
Legal Fees and Expenses.....................................   $      *
Accounting Fees and Expenses................................   $      *
Miscellaneous...............................................   $      *
                                                               --------
          Total.............................................   $      *

---------------

*  To be filed by amendment.

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The partnership agreement provides that EOTT Energy Partners, L.P. (the "Partnership") will indemnify our general partner, any Departing Partner and any Person who is or was an officer or director of our general partner or any Departing Partner, any person who is or was an affiliate of our general partner or any Departing Partner, any Person who is or was an employee, partner, agent or trustee of our general partner or any Departing Partner or any affiliate of our general partner or any Departing Partner or any Person who is or was serving at the request of our general partner or any affiliate of our general partner or any Departing Partner as an officer, director, employee, partner, agent or trustee of another person ("Indemnitees"), to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several) expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved or is threatened to be involved, as a party or otherwise, by reason of its status as (i) our general partner, Departing Partner or affiliate of either,
(ii) an officer, director, employee, partner, agent or trustee of our general partner, Departing Partner or affiliate of either or (iii) a person serving at the request of the Partnership in another entity in a similar capacity, provided that in each case the Indemnitee acted in good faith and in a manner which such Indemnitee believed to be in or not opposed to the best interest of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Any indemnification under these provisions will be only out of the assets of the Partnership and our general partner shall not be personally liable for or have any obligation to contribute or loan funds or assets to the Partnership to enable it to effectuate, such indemnification. The Partnership is authorized to purchase (or to reimburse our general partner or its affiliates for the cost of) insurance against liabilities asserted against and expenses incurred by such person in connection with the Partnership's activities, whether or not the Partnership would have the power to indemnify such person against such liabilities under the provisions described above.

ITEM 16. EXHIBITS.

          *1.1           -- Form of Underwriting Agreement
           3.1           -- Form of Partnership Agreement of EOTT Energy Partners,
                            L.P. (incorporated by reference to Exhibit 3.1 to
                            Registration Statement, File No. 33-73984)
           3.2           -- Amendment No. 1 dated as of August 8, 1995, to the
                            Amended and Restated Agreement of Limited Partnership of
                            EOTT Energy Partners, L.P. (incorporated by reference to
                            Exhibit 3.2 to Annual Report on Form 10-K for the Year
                            Ended December 31, 1995)
           3.3           -- Amendment No. 2 dated as of July 16, 1996, to the Amended and Restated Agreement of Limited Partnership of EOTT
                            Energy Partners, L.P. (incorporated by reference to
                            Exhibit 3.3 to Quarterly Report on Form 10-Q for the
                            Quarter Ended June 30, 1996)
           3.4           -- Amendment No. 3 dated as of February 13, 1997, to the
                            Amended and Restated Agreement of Limited Partnership of
                            EOTT Energy Partners, L.P. (incorporated by reference to
                            Exhibit 3.4 to Annual Report on Form 10-K for the Year
                            Ended December 31, 1998)
           3.5           -- Amendment No. 4 dated as of November 30, 1998, to the
                            Amended and Restated Agreement of Limited Partnership of
                            EOTT Energy Partners, L.P. (incorporated by reference to
                            Exhibit 3.5 to Annual Report on Form 10-K for the Year
                            Ended December 31, 1998)
           3.6           -- Amendment No. 5 dated as of December 7, 1998, to the
                            Amended and Restated Agreement of Limited Partnership of
                            EOTT Energy Partners, L.P. (incorporated by reference to
                            Exhibit 3.6 to Annual Report on Form 10-K for the Year
                            Ended December 31, 1998)
           3.7           -- Form of Amended and Restated Agreement of Limited
                            Partnership of EOTT Energy Operating Limited Partnership
                            (incorporated by reference to Exhibit 10.11 to
                            Registration Statement, File No. 33-73984)
        ***3.8           -- Form of Amended and Restated Agreement of Limited
                            Partnership of EOTT Energy Pipeline Limited Partnership
        ***3.9           -- Form of Amended and Restated Agreement of Limited
                            Partnership of EOTT Energy Canada Limited Partnership
        ***3.10          -- Form of Certificate of Incorporation of EOTT Energy
                            Finance Corp.
        ***3.11          -- Form of Bylaws of EOTT Energy Finance Corp.
        ***4.1           -- Form of Indenture for Senior Debt Securities
        ***4.2           -- Form of Indenture for Subordinated Debt Securities
           4.3           -- Form of Senior Debt Securities (included in Exhibit 4.1)
           4.4           -- Form of Subordinated Debt Securities (included in Exhibit
                            4.2)
        ***5             -- Opinion of Vinson & Elkins L.L.P. as to legality of
                            securities
        ***8             -- Tax opinion of Vinson & Elkins L.L.P.
        **12.1           -- Computation of Earnings to Fixed Charges
          21.1           -- Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to Annual Report on Form 10-K for the
                            Year Ended December 31, 1994)
        **23.1           -- Consent of Arthur Andersen LLP
          23.2           -- Consent of Vinson & Elkins L.L.P. (included in Exhibits 5 and 8)
        **24             -- Power of Attorney (included on signature page)
      ****25             -- Statements of Eligibility of Trustee

---------------

* The Company will file any underwriting agreement relating to Debt Securities or Common Units that it may enter into as an exhibit to a Current Report on Form 8-K or in a post effective amendment to this registration statement.

**   Filed herewith.

***  To be filed by amendment.

**** The Company will file any Statement of Eligibility of Trustee not previously so filed as an exhibit to a Current Report on Form 8-K or in a post-effective amendment to this registration statement.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required in Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

             (iii) To include any material information with respect to the "Plan of Distribution" not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by EOTT Energy Partners, L.P. pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

          (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of EOTT Energy Partners. L.P.'s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, Texas, on the 2nd day of July, 1999.

                                            EOTT Energy Partners, L.P.
                                            (A Delaware Limited Partnership)

                                            By: EOTT Energy Corp.
                                            Its: General Partner

                                            By:    /s/ MICHAEL D. BURKE
                                              ----------------------------------
                                                       Michael D. Burke
                                              President, Chief Executive Officer
                                                          and Director

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael D. Burke and Lori L. Maddox, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign this registration statement and any and all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or amendment has been signed by the following persons in the capacities indicated on the dates indicated.

                      SIGNATURE                                     TITLE                     DATE
                      ---------                                     -----                     ----

                /s/ MICHAEL D. BURKE                   Director, Chief Executive          July 2, 1999
-----------------------------------------------------    Officer and President
                  Michael D. Burke

                 /s/ LORI L. MADDOX                    Controller (Chief Financial and    July 2, 1999
-----------------------------------------------------    Accounting Officer)
                   Lori L. Maddox

                /s/ EDWARD O. GAYLORD                  Chairman of the Board, Director    July 2, 1999
-----------------------------------------------------
                  Edward O. Gaylord

                                                       Director                           July 2, 1999
-----------------------------------------------------
                   Dee S. Osborne

                /s/ DANIEL P. WHITTY                   Director                           July 2, 1999
-----------------------------------------------------
                  Daniel P. Whitty

                 /s/ JOHN H. DUNCAN                    Director                           July 2, 1999
-----------------------------------------------------
                   John H. Duncan

                /s/ STANLEY C. HORTON                  Director                           July 2, 1999
-----------------------------------------------------
                  Stanley C. Horton

                 /s/ KENNETH L. LAY                    Director                           July 2, 1999
-----------------------------------------------------
                   Kenneth L. Lay

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, Texas, on the 2nd day of July, 1999.

                                            EOTT ENERGY FINANCE CORP.

                                            By:    /s/ MICHAEL D. BURKE
                                              ----------------------------------
                                                Name: Michael D. Burke
                                                Title:  President, Chief
                                                        Executive Officer
                                                        and Director

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael D. Burke and Lori L. Maddox, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign this registration statement and any and all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or amendment has been signed by the following persons in the capacities indicated on the dates indicated.

                      SIGNATURE                                      TITLE                     DATE
                      ---------                                      -----                     ----

                /s/ MICHAEL D. BURKE                       Director, Chief Executive       July 2, 1999
-----------------------------------------------------        Officer and President
                  Michael D. Burke

                 /s/ LORI L. MADDOX                       Controller (Chief Financial      July 2, 1999
-----------------------------------------------------       and Accounting Officer)
                   Lori L. Maddox

                /s/ EDWARD O. GAYLORD                               Director               July 2, 1999
-----------------------------------------------------
                  Edward O. Gaylord

                /s/ DANIEL P. WHITTY                                Director               July 2, 1999
-----------------------------------------------------
                  Daniel P. Whitty

                               INDEX TO EXHIBITS

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
           *1.1          -- Form of Underwriting Agreement
            3.1          -- Form of Partnership Agreement of EOTT Energy Partners,
                            L.P. (incorporated by reference to Exhibit 3.1 to
                            Registration Statement, File No. 33-73984)
            3.2          -- Amendment No. 1 dated as of August 8, 1995, to the
                            Amended and Restated Agreement of Limited Partnership of
                            EOTT Energy Partners, L.P. (incorporated by reference to
                            Exhibit 3.2 to Annual Report on Form 10-K for the Year
                            Ended December 31, 1995)
            3.3          -- Amendment No. 2 dated as of July 16, 1996, to the Amended and Restated Agreement of Limited Partnership of EOTT
                            Energy Partners, L.P. (incorporated by reference to
                            Exhibit 3.3 to Quarterly Report on Form 10-Q for the
                            Quarter Ended June 30, 1996)
            3.4          -- Amendment No. 3 dated as of February 13, 1997, to the
                            Amended and Restated Agreement of Limited Partnership of
                            EOTT Energy Partners, L.P. (incorporated by reference to
                            Exhibit 3.4 to Annual Report on Form 10-K for the Year
                            Ended December 31, 1998)
            3.5          -- Amendment No. 4 dated as of November 30, 1998, to the
                            Amended and Restated Agreement of Limited Partnership of
                            EOTT Energy Partners, L.P. (incorporated by reference to
                            Exhibit 3.5 to Annual Report on Form 10-K for the Year
                            Ended December 31, 1998)
            3.6          -- Amendment No. 5 dated as of December 7, 1998, to the
                            Amended and Restated Agreement of Limited Partnership of
                            EOTT Energy Partners, L.P. (incorporated by reference to
                            Exhibit 3.6 to Annual Report on Form 10-K for the Year
                            Ended December 31, 1998)
            3.7          -- Form of Amended and Restated Agreement of Limited
                            Partnership of EOTT Energy Operating Limited Partnership
                            (incorporated by reference to Exhibit 10.11 to
                            Registration Statement, File No. 33-73984)
         ***3.8          -- Form of Amended and Restated Agreement of Limited
                            Partnership of EOTT Energy Pipeline Limited Partnership
         ***3.9          -- Form of Amended and Restated Agreement of Limited
                            Partnership of EOTT Energy Canada Limited Partnership
         ***3.10         -- Form of Certificate of Incorporation of EOTT Energy
                            Finance Corp.
         ***3.11         -- Form of Bylaws of EOTT Energy Finance Corp.
         ***4.1          -- Form of Indenture for Senior Debt Securities
         ***4.2          -- Form of Indenture for Subordinated Debt Securities
            4.3          -- Form of Senior Debt Securities (included in Exhibit 4.1)
            4.4          -- Form of Subordinated Debt Securities (included in Exhibit
                            4.2)
         ***5            -- Opinion of Vinson & Elkins L.L.P. as to legality of
                            securities
         ***8            -- Tax opinion of Vinson & Elkins L.L.P.
         **12.1          -- Computation of Earnings to Fixed Charges
           21.1          -- Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to Annual Report on Form 10-K for the
                            Year Ended December 31, 1994)
         **23.1          -- Consent of Arthur Andersen LLP
           23.2          -- Consent of Vinson & Elkins L.L.P. (included in Exhibits 5 and 8)

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
         **24            -- Power of Attorney (included on signature page)
       ****25            -- Statements of Eligibility of Trustee

---------------

   * The Company will file any underwriting agreement relating to Debt Securities or Common Units that it may enter into as an exhibit to a Current Report on Form 8-K or in a post effective amendment to this registration statement.

  ** Filed herewith.

 *** To be filed by amendment.

**** The Company will file any Statement of Eligibility of Trustee not previously so filed as an exhibit to a Current Report on Form 8-K or in a post-effective amendment to this registration statement.